Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

August 21, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Kim McManus, Senior Counsel

Washington, D.C. 20549

RE:	Syndicated Resorts Association, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 11, 2018
File No. 333-222314

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 3 to Registration Statement on Form S-1 for Syndicated Resorts Association, Inc. (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated July 26, 2018 (the “Comment Letter”) in response to the filing of the amendment to the Company’s Registration Statement on Form S-1 (as amended, originally filed in December 2017). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

The Business and Business Plan, page 13

Accreditations, page 18

1. We note your disclosure regarding the three accreditations that you currently possess. Please expand your disclosure to elaborate on the global distribution systems available to you as a member of each organization.

Response: In order to avoid confusion, the Company has removed the referenced disclosures regarding accreditation.

2. We note your response to comment 2. In response to our comment you state that you hold licenses to conduct sales of travel in 4 states, but there are 5 states that require you to be licensed. Please clarify if your planned business operations require licensing in Hawaii, and if so, the status of any pending license application.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to clarify that the Company will not solicit customers from Hawaii and, as a result, is not required to obtain a license to conduct sales of travel from that state.

Balance Sheets, Page F-9

3. We note your response to comment 7. The retained deficit on your Balance Sheet as of December 31, 2016 still does not agree to the retained deficit balance on your Statement of Stockholders’ Equity as of that date. As previously requested, revise your financial statements for consistency.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its financial statements such that the retained deficit on our Balance Sheet as of December 31, 2016 agrees with the retained deficit balance on our Statement of Stockholders’ Equity as of that date.

Statements of Operations, page F-10

4. We note your response to comment 8, but cannot locate such revision. As previously requested, disclose earnings per share data on the face of your income statement in accordance with ASC 260-10-45 here and on page F-3.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to disclose earning per share data on the face of our income statement in accordance with ASC 260-10-45.

Statements of Cash Flows, page F-12

5. We note your response to our comment 9, but cannot locate such revision. Common stock issued for cash and capital contributed by shareholders should be characterized as financing activities in accordance with ASC 230-10-45. As previously requested, revise your classification of these cash flows or tell us why you believe a revision is unnecessary.

Response: In accordance with the comment made by the Staff of the Commission, the Company has amended its disclosures to revise its classification of the referenced cash flows.

*   *   *   *

2

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be copied to jlagman.tibercreek@gmail.com.

Sincerely,

/s/ Jarvis J. Lagman
Jarvis J. Lagman, Esq.
Cassidy & Associates

3